June 25, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Intiva BioPharma Inc.
Registration Statement on Form S-1
File No. 333-225477

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM (Eastern time) on Wednesday, June 27, 2018, or as soon thereafter as is practicable.

Very truly yours,

INTIVA BIOPHARMA INC.

By:	/s/ Alain Bankier
Alain Bankier
Chief Executive Officer